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                                                                   Exhibit (a)

Shelter Properties VII Limited Partnership
December 17, 1997


Dear Limited Partner:

         Enclosed is the Schedule 14D-9 which was filed by Shetler Properties VII Limited Partnership (the "Partnership") with the Securities and Exchange Commission in connection with an offer (the "Offer") by Madison River Properties, L.L.C., a Delaware limited liability company (the "Purchaser"), Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), Insignia Properties Trust, a Maryland real estate investment trust ("IPT"), and Insignia Financial Group, Inc., a Delaware corporation ("Insignia," and together with IPLP, IPT and the Purchaser, the "Bidders"), to purchase units of limited partnership interest ("Units") in the Partnership.

         The Partnership's general partners are Shelter Realty VII Corporation (the "General Partner"), which is an affiliate of the Bidders, and N. Barton Tuck, Jr., an individual who is prohibited by the Parthnership's Limited Partnership Agreement from participating in the activities of the Partnership. Due to the affiliation between the General Partner of the Partnership and the Bidders, the General Partner is subject to certain conflicts of interest in connection with the response to the Offer.

         AS A RESULT OF THE EXISTING AND POTENTIAL CONFLICTS OF INTEREST, NEITHER THE PARTNERSHIP NOR THE GENERAL PARTNER EXPRESSES ANY OPINION AS TO THE OFFER AND EACH IS REMAINING NEUTRAL AND MAKING NO RECOMMENDATION AS TO WHETHER LIMITED PARTNERS SHOULD TENDER THEIR UNITS IN RESPONSE TO THE OFFER.

         Limited Partners are advised to carefully read the enclosed Schedule 14D-9.


                               Shelter Properties VII Limited Partnership